767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 30, 2015

VIA EDGAR

Ms. Mara Ransom, Assistant Director

Mr. Dean Brazier, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ollie’s Bargain Outlet Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-204942

Dear Ms. Ransom and Mr. Brazier:

This letter relates to the Registration Statement on Form S-1 (Registration No. 333-204942) (the “Registration Statement”) of Ollie’s Bargain Outlet Holdings, Inc., a Delaware corporation (the “Company”).

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company confidentially advises the Staff that the Company currently estimates a preliminary price range of $13.00 to $15.00 per share (the “Price Range”) for the initial public offering (the “IPO”) of 8,925,000 shares of the Company’s common stock (or 10,263,750 shares of the Company’s common stock if the underwriters exercise their option to purchase additional shares in full), resulting in a midpoint of the Price Range of $14.00 per share. The Company expects to include the Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process and the distribution of any preliminary prospectus relating to the IPO. We have attached pages of the Registration Statement that reflect revisions based on the Price Range. We are providing this information to you supplementally to facilitate your review process.

The Price Range has been estimated based, in part, upon current market conditions and input received from J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Lead Underwriters”), including discussions that took place on June 26, 2015 between senior management of the Company, members of the board of directors of the Company, and representatives of the Lead Underwriters. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, board of directors, and the Lead Underwriters. During those discussions, the parties considered quantitative factors, as well as qualitative factors, such as the valuations of recently completed public offerings, the current valuations of public companies similar to the Company, similarities and differences between the Company and those companies, and recent market conditions.

In response to the Staff’s comment number 7 in its letter dated June 17, 2015, the Company respectfully advises the Staff that assuming the midpoint of the Price Range of $14.00 per share, the Company calculated the impact of the incremental shares related to the dividends it declared in excess of earnings as set forth in Schedule I hereto.

The Company respectfully advises the Staff that it has presented the pro forma earnings per share to comply with SAB Topic 1.B.3 on the face of its income statement for the most recent fiscal year and interim period. In addition, the company has added disclosure to explain the calculation of the pro forma earnings per share in the footnotes to its financial statements. Please see the attached pages F-4, F-14, F-15, F-29 and F-34.

In addition, reference is also made to the Staff’s oral comment to the Company on June 30, 2015. The Company respectfully advises the Staff that it has revised its disclosure related to increases in comparable store sales on pages 56 and 57 of the Registration Statement (such pages supplementally provided herewith) in response to the Staff’s comment.

Should any questions arise in connection with the filing or this letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch

cc:	John Swygert, Ollie’s Bargain Outlet Holdings, Inc.

Marc D. Jaffe, Latham and Watkins LLP

Ian D. Schuman, Latham and Watkins LLP

Schedule I

Calculation of Incremental Shares for Dividends in Excess of Earnings

Dividend in April 2014	$57,951,000
Net income for year ended January 31, 2015	$26,915,000

Excess dividend	$31,036,000

Dividend in May 2015	$48,800,000
Net income for the 13 weeks ended May 2, 2015	$6,661,000

Excess dividend	$42,139,000

Total excess dividends to consider for pro forma earnings per share (“EPS”)	$73,175,000

IPO Assumed Proceeds Information:
Assumed shares offered in IPO	8,925,000
Assumed per share price (midpoint of the price range)	$14.00

Assumed gross proceeds	$124,950,000

Less commissions and expenses	$(11,533,125)

Assumed net proceeds	$113,416,875

Less excess dividends calculated above	$(73,175,000)

Assumed net proceeds utilized for repayment of debt	$40,241,875

Total assumed net proceeds	$113,416,875
Assumed shares in IPO	8,925,000

Net proceeds per share	$12.71

Split of assumed shares in IPO for pro forma EPS:
Assumed net proceeds utilized for excess dividends	$73,175,000
Net proceeds per share	$12.71

Number of shares assumed utilized for excess dividends	5,758,287

Assumed net proceeds utilized for repayment of debt	$40,241,875
Net proceeds per share	$12.71

Number of shares assumed utilized for repayment of debt	3,166,713

Total assumed shares in IPO	8,925,000

Summary of Pro Forma Disclosure

		13 weeks
	Fiscal year ended	ended
	January 31, 2015	May 2, 2015
Reconciliation of historical net income to unaudited pro forma net income (in thousands)
Net income	$26,915	$6,661
Reduction of interest expense for assumed repayment of debt ($40,242)	$1,912	$483
Tax effect of interest expense adjustment	$(734)	$(188)

Unaudited pro forma net income	$28,093	$6,956

Reconciliation of historical net income to unaudited pro forma net income (in thousands)
Weighted average common shares outstanding - basic	48,202,480	48,196,500
Incremental shares from assumed IPO related to dividends in excess of earnings	5,758,287	5,758,287
Incremental shares from assumed IPO related to assumed repayment of debt	3,166,713	3,166,713

Unaudited pro forma weighted average common shares outstanding - basic	57,127,480	57,121,500
Incremental shares from the dilutive impact of stock options	406,870	1,348,605

Unaudited pro forma weighted average common shares outstanding - diluted	57,534,350	58,470,105

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